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                                  EXHIBIT 99

                                                    Contact:  William Carmichael
                                                                    317-488-6248

FOR IMMEDIATE RELEASE -- August 12, 1996

                              ACORDIA APPOINTS CFO

INDIANAPOLIS -- Acordia, Inc. (NYSE: ACO) announced today that Keith A. Maib has joined the Indianapolis-based insurance brokerage firm as Executive Vice President and Chief Financial Officer.

"At Acordia, we have been growing rapidly and expanding our international capability," said President Frank C. Witthun. "With his unique combination of skills and experience, Keith Maib will make a valuable contribution in the vitally important position of Chief Financial Officer."

As a partner in the Dallas office of Coopers & Lybrand, L.L.P., Maib was primarily responsible for the firm's southern United States corporate finance practice. Previously, Maib held the position of Chief Operating Officer of Borland International, Inc., one of the world's largest PC software developers. As Chief Operating Officer, Maib was responsible for managing the Scotts Valley, California-based company's worldwide operations. Prior to joining Borland, Maib was a partner with Price Waterhouse, L.L.P., in Dallas.

Maib succeeds Patrick M. Sheridan as Chief Financial Officer (CFO). Since Acordia's founding in 1989, Sheridan has simultaneously held the CFO positions of both Acordia and Anthem, Inc., a Fortune 500 health care management company that is Acordia's majority shareholder. Sheridan will continue as CFO of the rapidly expanding, $6 billion (revenues) Anthem, which is headquartered in Indianapolis.

Maib holds a degree in accounting from the University of Kansas.

Acordia, the 7th largest insurance broker in the world, is a network of companies that provide insurance broking, managed health care services, and consulting.

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